Subsidiaries of Kyivstar Group Ltd.
The table below sets forth our significant subsidiaries as of December 31, 2025. The equity interests presented reflect our direct and indirect ownership interest. Our percentage ownership interest is identical to our voting power for each of the subsidiaries listed below.

Name of significant subsidiary	Country of incorporation	Percentage of ownership interest

Kyivstar Holdings B.V.	Netherlands	100%
Private Joint Stock Company Kyivstar	Ukraine	100%
Limited Liability Company Kyivstar.Tech	Ukraine	100%
Helsi Ukraine Limited Liability Company	Ukraine	97.99%
Limited Liability Company Lan Trace	Ukraine	100%
Uklon Ltd.	Cyprus	97%
Uklon UB Foreign Enterprise in the form of a Limited Liability Company	Uzbekistan	100% owned subsidiary of Uklon Ltd.
Limited Liability Company Uklon Tech	Ukraine	96.99%
Limited Liability Company Uklon Corporate	Ukraine	96.99%
LLC Sunvin 11	Ukraine	100%